October 4, 2012

VIA EDGAR

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	S&T Bancorp, Inc.
Registration Statement on Form S-3
Filed September 19, 2012
File No. 333-183978

Dear Mr. Webb:

On behalf of S&T Bancorp, Inc. (“S&T” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2012 (the “Comment Letter”) with regard to the Company’s Registration Statement on Form S-3 filed on September 19, 2012 (the “Registration Statement”). To facilitate the Staff’s review, we have restated the comments from the Comment Letter below and provided our response immediately following the comment.

Exhibit 5.1

1.	The last two sentences of paragraph (v) on page 2 indicate that counsel is not qualified to opine on the laws of the Commonwealth of Pennsylvania. Please file a revised opinion that does not exclude or “carve out” the law of the relevant jurisdiction. For more information, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have filed as part of an Amendment No.1 to the Registration Statement a revised Exhibit 5.1 legal opinion with the two sentences noted above in the comment deleted.

2.	The last paragraph on page 4 appears to limit reliance to the company only. As described in Section II.B.3.d of staff Legal Bulletin No. 19, the staff does not accept any limitation on reliance. Please file a revised opinion that indicates that purchasers of the securities in the offering are entitled to rely on the opinion.

Response: In response to the Staff’s comment, we have filed as part of an Amendment No.1 to the Registration Statement a revised Exhibit 5.1 legal opinion with the paragraph noted above in the comment revised to delete any reliance limitation language.

As requested in the Staff’s letter, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Paul Freshour of Arnold & Porter LLP at (202) 942-5457 or call me at (724) 465-4826, if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Mark Kochvar
Mark Kochvar
Chief Financial Officer

cc: Paul D. Freshour, Arnold & Porter LLP

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